July 1, 2024

Ashley Cordova
Chief Financial Officer
NovoCure Ltd
1550 Liberty Ridge Drive
Wayne, PA
United States

       Re: NovoCure Ltd

Dear Ashley Cordova:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 22, 2024
Note 13: Revenue Recognition, page 94

1. We note your presentation of revenue disaggregated by geographic region as presented in
       Note 13. Please tell us what consideration you gave to presenting product revenue disclosures as required by ASC 280-10-50-40. Additionally, refer to the guidance and examples in ASC 606-10-55-89 through 55-91 and explain to us the consideration you gave to presenting disaggregated revenue, such as by type of customer or major product category.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-706-8224 or Terence O'Brien at 202-551-3355
with any questions.
 July 1, 2024
Page 2



               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and
               Services